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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               SNOWBALL.COM, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   83335R 40 9
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                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]   Rule 13d-1(b)
 [_]   Rule 13d-1(c)
 [X]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

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CUSIP No.    83335R 40 9                          Page   2   of    5   Pages
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           NAME OF REPORTING PERSON
    1      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Chris Anderson
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           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                       (a)  [_]
                                                                       (b)  [X]

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    3      SEC USE ONLY


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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America

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                                5     SOLE VOTING POWER
          NUMBER
            OF                        832,758
                             ---------------------------------------------------
          SHARES                6     SHARED VOTING POWER
       BENEFICIALLY
           OWNED                      -0-
                             ---------------------------------------------------
            BY                  7     SOLE DISPOSITIVE POWER
           EACH
         REPORTING                    832,758
                             ---------------------------------------------------
         PERSON                 8     SHARED DISPOSITIVE POWER
           WITH
                                      -0-
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           832,758
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
           (See Instructions)                                             [_]


--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           *43.5%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------


*Based on 1,913,315 shares outstanding as of September 30, 2001, as set forth in the issuer's Report on Form 10 Q for the quarter ended September 30, 2001. The Company also effectuated a 1-for-3 reverse stock split on March 5, 2001 and a 1-for-6 reverse stock split on September 24, 2001 of its Common Stock.

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                                  SCHEDULE 13G

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CUSIP No.    83335R 40 9                          Page   3   of    5   Pages
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Item 1.

              (a) Name of Issuer:
                  --------------
                  Snowball.com, Inc.

              (b) Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------
                  3240 Bayshore Drive
                  Brisbane, CA. 94005

Item 2.

              (a) Name of Person Filing:
                  ---------------------
                  Chris Anderson

              (b) Address of Principal Business Office:
                  ------------------------------------
                  P.O. Box 620952
                  Woodside, CA. 94062

              (c) Citizenship:
                  -----------
                  United States

              (d) Title of Class of Securities:
                  ----------------------------
                  Common Stock

              (e) CUSIP Number:
                  ------------
                  83335R 40 9

Item 3.       Not Applicable

Item 4.       Ownership.

              (a) Amount beneficially owned: 832,758
                  --------------------------

              The following information with respect to the beneficial ownership of the Common Stock of the issuer by Chris Anderson is provided as of December 31, 2001. The percentage amounts are based on 1,913,315 shares outstanding as of September 30, 2001.

              Chris Anderson, the reporting person owns 832,758 shares of Common Stock directly. Mr. Anderson also owns options to purchase 278 shares of the Company's Common Stock.

              Mr. Anderson previously reported as beneficially owned shares held by Imagine Media, Inc. Mr. Anderson was, but no longer is, as of November 2001, President and Director of Imagine Media, Inc. Mr. Anderson disclaims beneficial ownership of the shares held by Imagine Media, Inc. Therefore the number of shares beneficially owned by Mr. Anderson, do not include shares held by Imagine Media, Inc. The exclusion of Imagine Media, Inc. is the calculation of beneficial ownership resulted in a share decrease of 1,752,539 (pre-split) in Mr. Anderson's reported ownership.

              (b) Percent of class: 43.5%
                  ----------------

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                                  SCHEDULE 13G

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CUSIP No.    83335R 40 9                          Page   4   of    5   Pages
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              (c)  Number of shares as to which the person has:
                   -------------------------------------------

                   (i)    Sole power to vote or to direct the vote:  832,758
                   (ii)   Shared power to vote or to direct the vote: 0
                   (iii)  Sole power to dispose or to direct the disposition of:
                          832,758
                   (iv) Shared power to dispose or to direct the disposition of: 0


Item 5.       Ownership of Five Percent or Less of a Class.

              Not Applicable

Item 6.       Ownership of More Than Five Percent on Behalf of Another Person.

              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

              Not Applicable

Item 8.       Identification and Classification of Members of the Group.

              Not Applicable

Item 9.       Notice of Dissolution of Group.

              Not Applicable

Item 10.      Certifications.

              Not Applicable

SCHEDULE 13G

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CUSIP No.    83335R 40 9                          Page   5   of    5   Pages
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/13/01                            By: /s/ Chris Anderson
                                              ------------------
                                              Chris Anderson